File No. 82-1264

BRIDGESTONE



BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

Nov 02, 2005



Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.



Dear Sirs,

We have made public on Nov 02, 2005, the following messages.

- Bridgestone Corporation Announces Business and Financial Results for First Three Quarters of Fiscal 2005

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Michihiro Suzuki
Treasurer
General Manager, Investor Relations
Bridgestone Corporation



dlw 11/7

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-Chome, Chuo-ku, Tokyo 104-8340 Japan
Phone : (03) 3563-6811
Fax : (03) 3567-4615

# Bridgestone Corporation Announces Business and Financial Results for First Three Quarters of Fiscal 2005

Tokyo (November 2, 2005)—Bridgestone Corporation (the "Company") today announced its consolidated business and financial results for January 1 to September 30, 2005, the first three quarters of the present fiscal year (January 1 to December 31, 2005). These results are for Bridgestone Corporation and its consolidated subsidiaries, collectively referred to below as the "Companies." The Company had 439 consolidated subsidiaries and 199 equity method affiliates as of September 30, 2005

Here is a summary of those results and of management's projections for the Companies' sales and earnings performance for the full fiscal year. Solely for the convenience of readers, the dollar figures have been calculated at US$1 = ¥113.19, the exchange rate on September 30, the end of the third quarter of the fiscal year.

## I. Summary of Business and Financial Performance

### A. Overall Results

| | January-September 2005 | January-September 2004 | Increase (decrease) | |
|---|---|---|---|---|
| | ¥ billion | ¥ billion | ¥ billion | % |
| Net sales | 1,920.8 | 1,758.8 | 161.9 | 9 |
| Operating income | 153.4 | 138.3 | 15.1 | 11 |
| Ordinary income | 144.7 | 128.7 | 16.0 | 12 |
| Net income | 159.3 | 80.4 | 78.8 | 98 |

A defining trend of the business environment in the first three quarters (January 1, 2005-September 30, 2005) was continued global upward movement in the cost of crude oil and other raw materials. In Japan, the domestic economy continued to recover on the whole, with improving corporate earnings and increases in personal consumption and

capital spending. In the United States, despite concerns about the devastating impact of hurricanes Katrina and Rita, expanding private-sector demand drove steady economic growth as personal consumption and capital spending continued to rise. Economic recovery proceeded gradually in Europe. Strong economic growth continued in China, while other Asian economies also expanded steadily.

Amid such a challenging business environment, the Companies continued to release appealing new products, execute initiatives to expand sales worldwide, and boost global production capacity. Additionally, the Companies sought to enhance productivity, improve logistics efficiencies, and make the most of their strengths in research and technology.

As a result, net sales in the first three quarters increased 9% over the same period of the previous year, to ¥1,920.8 billion [$17.0 billion], while operating income increased 11%, to ¥153.4 billion [$1,355 million] and ordinary income increased 12%, to ¥144.7 billion [$1,278 million]. Net income grew 98%, to ¥159.3 billion [$1,407 million]. This increase was due mainly to an extraordinary gain of ¥81.7 billion [$722 million] arising mostly from the return of the substitutional portion of an employee pension plan covering Bridgestone Corporation and some consolidated Japanese subsidiaries to the Japanese government.

A total of $240 million (¥25.9 billion) was recorded as extraordinary loss in the third quarter as Bridgestone Firestone North American Tire, LLC ("Firestone"), a subsidiary which manufactures and sells tires in North America, agreed to pay the Ford Motor Company the amount to settle all outstanding financial issues associated with Firestone's August 2000 voluntary safety recall and Ford's May 2001 tire replacement program.

Performance in the Americas is on a recovery track. Going forward, stable profits are projected, and accordingly, the Companies recognized deferred tax assets through reversal of valuation allowance. Tax gains in line with this recognition have been included in income taxes.

## B. Segment Information

*Note:*

*The amounts for segment results include inter-segment transactions that are eliminated in calculating the consolidated results.*

### 1. By business segment

| | | January-September 2005 | January-September 2004 | Increase (decrease) | |
|---|---|---|---|---|---|
| | | ¥ billion | ¥ billion | ¥ billion | % |
| Tires | Sales | 1,528.8 | 1,398.7 | 130.1 | 9 |
| | Operating income | 117.8 | 109.2 | 8.5 | 8 |
| Diversified Products | Sales | 413.9 | 380.1 | 33.8 | 9 |
| | Operating income | 35.4 | 28.4 | 6.9 | 24 |
| Consolidated Results | Sales | 1,920.8 | 1,758.8 | 161.9 | 9 |
| | Operating income | 153.4 | 138.3 | 15.1 | 11 |

In the tire segment, the Companies' operating income in the first three quarters increased 8% from the same period in the previous year, to ¥117.8 billion [$1,041 million], on an increase of 9% in sales, to ¥1,528.8 billion [$13.5 billion]. The earnings contribution from this sales growth offset the rising cost of raw materials and other factors. The Companies achieved sales growth by introducing appealing new products on a global basis, increasing their marketing efforts, and improving their product mix. Strong demand in overseas markets also contributed to the sales growth.

In the diversified products segment, the Companies' operating income in the first three quarters increased 24% over the same period of the previous year, to ¥35.4 billion [$313 million], on an increase of 9% in sales, to ¥413.9 billion [$3.7 billion]. Business was especially strong in the building materials operations in the United States and in precision components for office equipment in Japan.

**2. By geographical segment**

| | | January-September 2005 | January-September 2004 | Increase (decrease) | |
|---|---|---|---|---|---|
| | | ¥ billion | ¥ billion | ¥ billion | % |
| Japan | Sales | 814.5 | 757.0 | 57.4 | 8 |
| | Operating income | 82.7 | 80.6 | 2.0 | 3 |
| The Americas | Sales | 838.5 | 759.1 | 79.4 | 10 |
| | Operating income | 41.0 | 26.1 | 14.8 | 57 |
| Europe | Sales | 270.6 | 238.7 | 31.8 | 13 |
| | Operating income | 14.4 | 15.6 | (1.1) | (8) |
| Other | Sales | 354.8 | 298.8 | 56.0 | 19 |
| | Operating income | 16.3 | 15.3 | 0.9 | 6 |
| Consolidated Results | Sales | 1,920.8 | 1,758.8 | 161.9 | 9 |
| | Operating income | 153.4 | 138.3 | 15.1 | 11 |

In Japan, despite increasing raw material costs, the Companies' operating income in the first three quarters increased 3%, to ¥82.7 billion [$731 million] over the same period of the previous year, on an increase of 8% in sales, to ¥814.5 billion [$7.2 billion]. In the Japanese domestic market, unit sales of tires remained flat versus the first three quarters last year, while unit exports of tires increased. Precision components for office equipment grew remarkably, contributing to sales growth in diversified products.

In the Americas, despite of increasing raw material costs, the Companies' operating income in the first three quarters increased 57% over the same period of the previous year, to ¥41.0 billion [$362 million], on an increase of 10% in sales, to ¥838.5 billion [$7.4 billion]. In the North American tire operations, unit sales of passenger car and light truck tires declined from the same period of the previous year in the original equipment sector but increased in the replacement sector. In addition, unit sales of truck and bus tires increased over the same period of the previous year, led by growth in the original equipment sector. Business improved over the same period of the previous year in diversified and Latin American operations.

In Europe, the Companies' operating income in the first three quarters declined 8% from the same period of the previous year, to ¥14.4 billion [$127 million], on an increase of 13% in sales, to ¥270.6 billion [$2.4 billion]. The adverse effect on earnings from rising material costs offset the earnings contribution from sales growth. Unit sales of passenger car and light truck tires increased over the same period of the previous year in the original equipment and replacement sectors. Unit sales of truck and bus tires also increased over the first three quarters of the previous year, led by growth in the original equipment sector.

In other regions, the Companies' operating income in the first three quarters increased 6% over the same period of the previous year, to ¥16.3 billion [$144 million], on an increase of 19% in sales, to ¥354.8 billion [$3.1 billion]. The earnings contribution from this sales growth, supported by marketing efforts and an improved product mix, offset the adverse effects on earnings of increasing raw material costs.

**C. Cash Flow**

| | | January-September 2005 | January-September 2004 | Increase (decrease) |
|---|---|---|---|---|
| | | ¥ billion | ¥ billion | ¥ billion |
| Net cash provided by operating activities | | 89.2 | 156.3 | (67.0) |
| Net cash used in investing activities | | (155.5) | (130.7) | (24.7) |
| Net cash provided by (used in) financing activities | | 7.8 | (53.6) | 61.5 |
| Effect of exchange rate changes on cash and cash equivalents | | 4.0 | 1.3 | 2.7 |
| Net decrease in cash and cash equivalents | | (54.3) | (26.7) | (27.5) |
| Cash and cash equivalents | At beginning of period | 263.7 | 298.2 | (34.5) |
| | At end of period | 209.3 | 271.4 | (62.0) |

The Companies' cash and cash equivalents decreased ¥54.3 billion [$480 million] during the first three quarters of fiscal 2005, compared with ¥26.7 billion in the same period of the previous year, to ¥209.3 billion [$1,849 million].

(Cash flow by operating activities)

Net cash provided by operating activities decreased ¥67.0 billion [$592 million] from the same period last year, to ¥89.2 billion [$788 million]. The principal contributors in that cash provided included income before income taxes and minority interests of ¥197.5 billion [$1,745 million], compared with ¥127.4 billion in the same period of the prior year; depreciation and amortization of ¥94.0 billion [$830 million], compared with ¥84.1 billion in the same period of last year; and an increase in notes and accounts payable of ¥29.2 billion [$258 million], compared with a decrease of ¥12.2 billion in the same period of the prior year. Those contributors offset a decrease of ¥90.8 billion [$802 million] in accrued pension and liability for retirement benefits, compared with an increase of ¥2.9 billion in the same period of the prior year; an increase of inventories of ¥74.9 billion [$662 million], compared with ¥21.3 billion in the first three quarters of the previous year; and income tax payments of ¥65.9 billion [$582 million], compared with ¥24.4 billion in the same period of last year.

(Cash flow by investing activities)

Net cash used in investing activities increased ¥24.7 billion [$218 million] versus the same period last year, to ¥155.5 billion [$1,374 million]. Expenditures included payments of ¥147.3 billion [$1,301 million] for purchase of property, plant and equipment, compared with payments of ¥129.4 billion in the first three quarters of last year.

(Cash flow by financing activities)

Net cash provided by financing activities increased ¥61.5 billion [$543 million] versus the same period in the previous year, to ¥7.8 billion [$69 million]. The major contributors included payments for purchase of treasury stock totaled ¥38.8 billion [$343 million], compared with ¥57.2 billion in the same period last year. However, these were offset by contributions of ¥66.6 billion [$588 million] in proceeds from borrowings and the issuance of bonds, compared with ¥14.0 billion in the same period of the previous year.

## II. Projections

Management has revised its projection for net income for the full year (January to December 2005), as shown below, based on extraordinary loss recorded in the Americas in the third quarter and tax gains recorded in line with a recognition of deferred tax assets. There are no changes in other projections made on August 9, 2005.

**[Consolidated]**

| | (Revised) FY2005 Projections | FY2004 Results | Increase (decrease) | (Reference) (August 9) FY2005 Projections |
|---|---|---|---|---|
| | ¥ billion | ¥ billion | ¥ billion | ¥ billion |
| Net sales | 2,600.0 | 2,416.6 | 183.3 | 2,600.0 |
| Operating income | 198.0 | 197.6 | 0.3 | 198.0 |
| Ordinary income | 183.0 | 181.5 | 1.4 | 183.0 |
| Net income | 180.0 | 114.4 | 65.5 | 163.0 |

**[Non-consolidated]**

| | (Revised) FY2005 Projections | FY2004 Results | Increase (decrease) | (Reference) (August 9) FY2005 Projections |
|---|---|---|---|---|
| | ¥ billion | ¥ billion | ¥ billion | ¥ billion |
| Net sales | 835.0 | 789.0 | 46.0 | 835.0 |
| Operating income | 100.0 | 109.9 | (10.0) | 100.0 |
| Ordinary income | 110.0 | 124.7 | (14.7) | 110.0 |
| Net income | 117.0 | 84.3 | 32.7 | 117.0 |

**Forward-Looking Statements**

The preceding descriptions of projections and plans are "forward-looking statements," which involve known and unknown risks and uncertainties. Those variables could cause the Companies' actual performance and results to differ substantially from management's projections and plans.

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

- end -

## Consolidated Financial Statements

### Consolidated Balance Sheet (Unaudited)

| | FY2004 3Q (As of 30 September 2004) | | FY2005 3Q (As of 30 September 2005) | | FY2004 (As of 31 December 2004) | | Increase (decrease) |
|---|---|---|---|---|---|---|---|
| | Yen in million | % | Yen in million | % | Yen in million | % | Yen in million |
| **Assets** | | | | | | | |
| **Current Assets:** | | | | | | | |
| Cash and deposits | 257,808 | | 194,418 | | 252,796 | | (58,378) |
| Notes and accounts receivable | 447,111 | | 469,509 | | 460,534 | | 8,975 |
| Inventories | 380,697 | | 470,830 | | 373,419 | | 97,411 |
| Other | 114,185 | | 132,874 | | 106,848 | | 26,026 |
| Total Current Assets | 1,199,803 | 52.2 | 1,267,633 | 49.1 | 1,193,598 | 51.1 | 74,035 |
| **Fixed Assets:** | | | | | | | |
| Tangible assets | 713,063 | | 808,520 | | 743,609 | | 64,911 |
| Other | 383,920 | | 505,379 | | 396,499 | | 108,880 |
| Total Fixed Assets | 1,096,984 | 47.8 | 1,313,900 | 50.9 | 1,140,109 | 48.9 | 173,791 |
| Total | 2,296,787 | 100.0 | 2,581,533 | 100.0 | 2,333,708 | 100.0 | 247,825 |
| **Liabilities** | | | | | | | |
| **Current Liabilities:** | | | | | | | |
| Notes and accounts payable | 255,106 | | 316,924 | | 295,998 | | 20,926 |
| Short-term borrowings and current portion of bonds | 189,345 | | 224,944 | | 171,705 | | 53,239 |
| Accrued expenses | 169,593 | | 182,511 | | 156,804 | | 25,707 |
| Other | 85,045 | | 72,666 | | 90,483 | | (17,817) |
| Total Current Liabilities | 699,092 | 30.5 | 797,047 | 30.9 | 714,992 | 30.6 | 82,055 |
| **Long-term Liabilities:** | | | | | | | |
| Bonds | 133,044 | | 141,962 | | 133,146 | | 8,816 |
| Long-term borrowings | 188,001 | | 194,768 | | 174,721 | | 20,047 |
| Accrued pension and liability for retirement benefits | 275,308 | | 200,121 | | 279,734 | | (79,613) |
| Other | 65,318 | | 115,920 | | 63,729 | | 52,191 |
| Total Long-term Liabilities | 661,673 | 28.8 | 652,773 | 25.3 | 651,332 | 27.9 | 1,441 |
| Total Liabilities | 1,360,765 | 59.3 | 1,449,821 | 56.2 | 1,366,324 | 58.5 | 83,497 |
| **Minority Interests** | | | | | | | |
| Minority Interests | 32,425 | 1.4 | 33,279 | 1.3 | 32,402 | 1.4 | 877 |
| **Shareholders' Equity** | | | | | | | |
| Common stock | 126,354 | 5.5 | 126,354 | 4.9 | 126,354 | 5.4 | – |
| Capital Surplus | 122,078 | 5.3 | 122,078 | 4.7 | 122,078 | 5.2 | – |
| Retained earnings | 806,751 | 35.1 | 918,372 | 35.6 | 837,764 | 35.9 | 80,608 |
| Net unrealized gain on available-for-sale securities | 82,252 | 3.6 | 143,054 | 5.5 | 102,612 | 4.4 | 40,442 |
| Foreign currency translation adjustments | (142,969) | (6.2) | (121,667) | (4.7) | (152,300) | (6.4) | 30,633 |
| Treasury stock-at cost | (90,871) | (4.0) | (89,759) | (3.5) | (101,528) | (4.4) | 11,769 |
| Total Shareholders' Equity | 903,596 | 39.3 | 1,098,432 | 42.5 | 934,980 | 40.1 | 163,452 |
| Total | 2,296,787 | 100.0 | 2,581,533 | 100.0 | 2,333,708 | 100.0 | 247,825 |

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

## Consolidated Statements of Income (Unaudited)

| | FY2004 3Q (Nine months ended 30 September 2004) | | FY2005 3Q (Nine months ended 30 September 2005) | | Increase (decrease) | | FY2004 (Year ended 31 December 2004) | |
|---|---|---|---|---|---|---|---|---|
| | Yen in million | % | Yen in million | % | Yen in million | % | Yen in million | % |
| **Net Sales** | 1,758,852 | 100.0 | 1,920,838 | 100.0 | 161,986 | – | 2,416,685 | 100.0 |
| **Cost of Sales** | 1,121,531 | 63.8 | 1,249,502 | 65.0 | 127,971 | 1.2 | 1,533,251 | 63.4 |
| Gross profit | 637,321 | 36.2 | 671,335 | 35.0 | 34,014 | (1.2) | 883,434 | 36.6 |
| **Selling, General and Administrative Expenses** | 499,017 | 28.3 | 517,852 | 27.0 | 18,835 | (1.3) | 685,737 | 28.4 |
| Operating income | 138,304 | 7.9 | 153,483 | 8.0 | 15,179 | 0.1 | 197,697 | 8.2 |
| **Non-operating Income** | 12,873 | 0.7 | 17,444 | 0.9 | 4,571 | 0.2 | 19,742 | 0.8 |
| Interest income and dividend income | 3,364 | | 4,197 | | | | 4,936 | |
| Other | 9,508 | | 13,247 | | | | 14,806 | |
| **Non-operating Expenses** | 22,400 | 1.3 | 26,149 | 1.4 | 3,749 | 0.1 | 35,845 | 1.5 |
| Interest expense | 8,142 | | 10,734 | | | | 11,330 | |
| Foreign currency exchange loss | 1,202 | | 3,220 | | | | 1,656 | |
| Other | 13,055 | | 12,194 | | | | 22,857 | |
| Ordinary income | 128,777 | 7.3 | 144,778 | 7.5 | 16,001 | 0.2 | 181,593 | 7.5 |
| **Extraordinary Income** | 1,935 | 0.1 | 81,757 | 4.3 | 79,822 | 4.2 | 2,522 | 0.1 |
| Gain on sales of tangible assets | 1,935 | | 3,185 | | | | 2,522 | |
| Gain on return of substitutional portion of the governmental pension program | – | | 78,572 | | | | – | |
| **Extraordinary Loss** | 3,271 | 0.2 | 28,990 | 1.5 | 25,719 | 1.3 | 3,240 | 0.1 |
| Impairment losses on fixed assets | – | | 3,019 | | | | – | |
| Loss related to voluntary tire replacement (Note) | 3,271 | | 25,970 | | | | 3,240 | |
| Income before income taxes and minority interests | 127,441 | 7.2 | 197,545 | 10.3 | 70,104 | 3.1 | 180,876 | 7.5 |
| Income taxes | 43,507 | 2.4 | 35,493 | 1.9 | (8,014) | (0.5) | 62,818 | 2.6 |
| Minority Interests | 3,437 | 0.2 | 2,689 | 0.1 | (748) | (0.1) | 3,605 | 0.2 |
| Net Income | 80,496 | 4.6 | 159,362 | 8.3 | 78,866 | 3.7 | 114,453 | 4.7 |

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

(Note) Loss related to voluntary tire replacement
A U.S.subsidiary and the Ford Motor Company have reached a joint settlement of all outstanding financial issues associated with August 2000 voluntary safety recall and Ford's May 2001 tire replacement program. Under this agreement, the subsidiary will pay Ford $240 million (Yen 25.9 billion) for the settlement.

## Consolidated Statements of Cash Flows (Unaudited)

| | FY2004 3Q (Nine months ended 30 September 2004) | FY2005 3Q (Nine months ended 30 September 2005) | Increase (decrease) | FY2004 (Year ended 31 December 2004) |
|---|---|---|---|---|
| | Yen in million | Yen in million | Yen in million | Yen in million |
| Cash Flows from Operating Activities | | | | |
| Income before income taxes and minority interests | 127,441 | 197,545 | 70,104 | 180,876 |
| Depreciation and amortization | 84,172 | 94,022 | 9,850 | 111,490 |
| Increase (decrease) in accrued pension and liability for retirement benefits | 2,934 | (90,880) | (93,814) | 12,452 |
| (Increase) decrease in notes and accounts receivable | (21,378) | 5,392 | 26,770 | (39,872) |
| Increase in inventories | (21,377) | (74,982) | (53,605) | (21,991) |
| Increase (decrease) in notes and accounts payable | (12,231) | 29,235 | 41,466 | 17,460 |
| Income taxes paid | (24,403) | (65,976) | (41,753) | (27,838) |
| Other | 21,194 | (5,085) | (26,279) | 6,150 |
| Net Cash Provided by Operating Activities | 156,352 | 89,269 | (67,083) | 238,729 |
| Cash Flows from Investing Activities | | | | |
| Payments for purchase of tangible assets | (129,457) | (147,365) | (17,908) | (179,565) |
| Other | (1,332) | (8,173) | (6,841) | (351) |
| Net Cash Used in Investing Activities | (130,789) | (155,539) | (24,750) | (179,916) |
| Cash Flows from Financing Activities | | | | |
| Net increase (decrease) in borrowings and bonds | 14,046 | 66,656 | 52,610 | (14,536) |
| Payments for purchase of treasury stock | (57,253) | (38,845) | 18,408 | (67,934) |
| Cash dividends paid | (13,200) | (16,745) | (3,545) | (13,258) |
| Other | 2,722 | (3,216) | (5,938) | 1,586 |
| Net Cash Provided by (Used in) Financing Activities | (53,686) | 7,848 | 61,534 | (94,142) |
| Effect of Exchange Rate Changes on Cash and Cash Equivalents | 1,338 | 4,077 | 2,739 | 791 |
| Net Decrease in Cash and Cash Equivalents | (26,785) | (54,343) | (27,558) | (34,538) |
| Cash and Cash Equivalents at Beginning of Period | 298,264 | 263,726 | (34,538) | 298,264 |
| Cash and Cash Equivalents at End of Period | 271,479 | 209,383 | (62,096) | 263,726 |

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

**Segment Information (Unaudited)**

1. Business Segment Information

FY2004 3rd Quarter (Nine months ended 30 September 2004) (Yen in million)

| | Tires | Diversified Products | Total | Elimination or Corporate | Consolidated |
|---|---|---|---|---|---|
| Sales | | | | | |
| (1)Sales to external customers | 1,396,287 | 362,565 | 1,758,852 | — | 1,758,852 |
| (2)Intersegment sales and transfers | 2,484 | 17,546 | 20,031 | (20,031) | — |
| Total | 1,398,772 | 380,111 | 1,778,884 | (20,031) | 1,758,852 |
| Operating expenses | 1,289,475 | 351,617 | 1,641,093 | (20,544) | 1,620,548 |
| Operating income | 109,297 | 28,494 | 137,791 | 513 | 138,304 |

FY2005 3rd Quarter (Nine months ended 30 September 2005) (Yen in million)

| | Tires | Diversified Products | Total | Elimination or Corporate | Consolidated |
|---|---|---|---|---|---|
| Sales | | | | | |
| (1)Sales to external customers | 1,526,651 | 394,186 | 1,920,838 | — | 1,920,838 |
| (2)Intersegment sales and transfers | 2,231 | 19,740 | 21,971 | (21,971) | — |
| Total | 1,528,882 | 413,927 | 1,942,809 | (21,971) | 1,920,838 |
| Operating expenses | 1,410,996 | 378,497 | 1,789,494 | (22,139) | 1,767,355 |
| Operating income | 117,886 | 35,429 | 153,315 | 167 | 153,483 |

FY2004 (Year ended 31 December 2004) (Yen in million)

| | Tires | Diversified Products | Total | Elimination or Corporate | Consolidated |
|---|---|---|---|---|---|
| Sales | | | | | |
| (1)Sales to external customers | 1,927,989 | 488,696 | 2,416,685 | — | 2,416,685 |
| (2)Intersegment sales and transfers | 3,838 | 24,083 | 27,921 | (27,921) | — |
| Total | 1,931,827 | 512,779 | 2,444,607 | (27,921) | 2,416,685 |
| Operating expenses | 1,771,535 | 476,286 | 2,247,822 | (28,833) | 2,218,988 |
| Operating income | 160,291 | 36,493 | 196,785 | 911 | 197,697 |

2. Geographical Segment Information

FY2004 3rd Quarter (Nine months ended 30 September 2004) (Yen in million)

| | Japan | The Americas | Europe | Other | Total | Elimination or Corporate | Consolidated |
|---|---|---|---|---|---|---|---|
| Sales | | | | | | | |
| (1)Sales to external customers | 571,063 | 755,057 | 235,910 | 196,821 | 1,758,852 | − | 1,758,852 |
| (2)Intersegment sales and transfers | 186,025 | 4,054 | 2,845 | 101,996 | 294,921 | (294,921) | − |
| Total | 757,088 | 759,112 | 238,755 | 298,818 | 2,053,774 | (294,921) | 1,758,852 |
| Operating expenses | 676,409 | 732,935 | 223,091 | 283,426 | 1,915,862 | (295,314) | 1,620,548 |
| Operating income | 80,679 | 26,176 | 15,664 | 15,392 | 137,912 | 392 | 138,304 |

FY2005 3rd Quarter (Nine months ended 30 September 2005) (Yen in million)

| | Japan | The Americas | Europe | Other | Total | Elimination or Corporate | Consolidated |
|---|---|---|---|---|---|---|---|
| Sales | | | | | | | |
| (1)Sales to external customers | 590,089 | 833,842 | 267,731 | 229,174 | 1,920,838 | − | 1,920,838 |
| (2)Intersegment sales and transfers | 224,457 | 4,740 | 2,898 | 125,648 | 357,745 | (357,745) | − |
| Total | 814,546 | 838,583 | 270,630 | 354,823 | 2,278,583 | (357,745) | 1,920,838 |
| Operating expenses | 731,770 | 797,566 | 256,149 | 338,476 | 2,123,962 | (356,607) | 1,767,355 |
| Operating income | 82,776 | 41,016 | 14,480 | 16,346 | 154,620 | (1,137) | 153,483 |

FY2004 (Year ended 31 December 2004) (Yen in million)

| | Japan | The Americas | Europe | Other | Total | Elimination or Corporate | Consolidated |
|---|---|---|---|---|---|---|---|
| Sales | | | | | | | |
| (1)Sales to external customers | 814,625 | 1,013,519 | 321,695 | 266,844 | 2,416,685 | − | 2,416,685 |
| (2)Intersegment sales and transfers | 254,237 | 5,418 | 3,900 | 138,538 | 402,095 | (402,095) | − |
| Total | 1,068,862 | 1,018,938 | 325,596 | 405,382 | 2,818,780 | (402,095) | 2,416,685 |
| Operating expenses | 937,743 | 992,280 | 303,579 | 387,718 | 2,621,320 | (402,332) | 2,218,988 |
| Operating income | 131,119 | 26,658 | 22,017 | 17,664 | 197,459 | 237 | 197,697 |